UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 4)*

                          Bradley Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   104576 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
   Seth W. Hamot                                   David A. Fine, Esq.
   Costa Brava Partnership III L.P.                Ropes & Gray LLP
   420 Boylston Street                             One International Place
   Boston, MA 02116                                Boston, MA 02110
   (617) 595-4400                                  (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 14, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                             ---------------------
  CUSIP No. 104576 10 3                                     Page 2 of 8 Pages
-----------------------------                             ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                        1,640,700(1)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                          1,640,700(1)
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,640,700(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------

(1) Costa Brava Partnership III L.P. disclaims beneficial ownership of 33,000 shares of Common Stock that are held by separate accounts that Seth W. Hamot is deemed to be the beneficial owner of.

                               Page 2 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                             ---------------------
  CUSIP No. 104576 10 3                                     Page 3 of 8 Pages
-----------------------------                             ---------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited liability company
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                        1,640,700(2)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                          1,640,700(2)
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,640,700(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO - Other
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------

(2) Roark, Rearden & Hamot, LLC disclaims beneficial ownership of 33,000 shares of Common Stock that are held by separate accounts that Seth W. Hamot is deemed to be the beneficial owner of.

                                Page 3 of 8 Pages

                                  SCHEDULE 13D

-----------------------------                             ---------------------
  CUSIP No. 104576 10 3                                     Page 4 of 8 Pages
-----------------------------                             ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON: Seth W. Hamot

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     A United States citizen
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                        1,640,700
         SHARES              ---------------------------------------------------
      BENEFICIALLY            8.  SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                          1,640,700
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,640,700
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 8 Pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 4") amends the Schedule 13D filed on May 25, 2006, as amended by Amendment No. 1 filed on June 20, 2006, as further amended by Amendment No. 2 filed on June 22, 2006 and as further amended by Amendment No. 3 filed on July 18, 2006, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC ("RRH"), and Seth W. Hamot, with the United States Securities and Exchange Commission with respect to the shares of common stock, $0.01 par value (the "Common Stock"), of Bradley Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Each of Costa Brava, RRH, and Seth W. Hamot is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4. Purpose of Transaction.
        ----------------------

         Item 4 is hereby amended by adding the following:

         On August 14, 2006, Costa Brava filed a complaint against the Issuer in the Court of Chancery for the State of Delaware. The complaint seeks relief regarding two distinct deprivations of shareholders' rights by the Issuer. A copy of the complaint is filed as Exhibit 2 hereto and is incorporated herein by reference.

         Costa Brava first seeks an order declaring that in violation of the Issuer's charter and by-laws, the Board of Directors expanded its size from eight to nine seats without permitting the new seat to be appointed by the directors elected by the holders of the Issuer's Common Stock. On a nine member Board of Directors, the Issuer's governing documents permit the insider-controlled Class B common stock to elect a simple majority of the Board (not six of the nine seats), and the holders of Common Stock have the right to elect the remainder of the Board. The suit requests that the Court declare the appointment of the most recent director invalid and void and prohibit the Board of Directors from taking further action until it is properly constituted as required by the Issuer's governing documents.

         Costa Brava also seeks an order declaring that the Issuer's Class B common stock is entitled to one vote per share, not five votes per share as the Issuer has publicly asserted. In 1998, shareholders of the Issuer's predecessor New Jersey corporation approved a proposal to reincorporate in Delaware, including a charter providing that Class B common stock is entitled to one vote per share. Later that year, in a manner not recognized as valid under Delaware law, the Issuer attempted to amend its charter to provide holders of Class B common stock with five votes per share. Costa Brava seeks an injunction prohibiting the Issuer and its Board of Directors from presenting proposals to shareholders, soliciting proxies from shareholders, or conducting any shareholder votes in which it takes the position that Class B shares are entitled to five votes per share.

         The Filers reserve their rights to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

         SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY COSTA BRAVA PARTNERSHIP III L.P. AND ITS AFFILIATES FROM THE STOCKHOLDERS OF BRADLEY PHARMACEUTICALS, INC. FOR USE AT ITS ANNUAL MEETING (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF BRADLEY PHARMACEUTICALS, INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY COSTA BRAVA PARTNERSHIP III L.P. ON JULY 18, 2006. THIS
SCHEDULE 14A IS AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

                               Page 5 of 8 Pages

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

         (a), (b) The Filers are the beneficial owners of 1,640,700 shares of Common Stock (approximately 9.7% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-Q on August 9, 2006). Each of Costa Brava and its general partner RRH disclaim beneficial ownership of 33,000 of such shares that are held by separate accounts that Mr. Hamot is deemed to be the beneficial owner of.

         (c) Since the filing of Amendment No. 3 to the Filers' Schedule 13D on July 18, 2006, the Filers have not purchased or sold shares of Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

Exhibit 1 - Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit 2 - Complaint filed on August 14, 2006 by Costa Brava Partnership III
            L.P. against Bradley Pharmaceuticals, Inc. in the Court of Chancery for the State of Delaware.



                               Page 6 of 8 Pages

                                    Signature
                                    ---------


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       August 16, 2006
                                       ---------------

                                       Date

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner


                                           By: /s/ SETH W. HAMOT
                                               ---------------------------------
                                               Name:   Seth W. Hamot
                                               Title:  President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 7 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit     Description
-------     -----------

1           Agreement Regarding the Joint Filing of Schedule 13D.

2 Complaint filed on August 14, 2006 by Costa Brava Partnership III L.P. against Bradley Pharmaceuticals, Inc. in the Court of Chancery for the State of Delaware.


                               Page 8 of 8 Pages

                                                                       EXHIBIT 1

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        Dated: August 16, 2006

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC,
                                           its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot
                                           President


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot
                                           President

                                       SETH W. HAMOT

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                           Seth W. Hamot

                                                                       EXHIBIT 2

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

COSTA BRAVA PARTNERSHIP III L.P.,     )
a Delaware limited partnership,       )
                                      )
                                      )
         Plaintiff,                   )
                                      )    C.A. No.____________
         v.                           )
                                      )
                                      )
                                      )
BRADLEY PHARMACEUTICALS, INC.,        )
a Delaware corporation,               )
                                      )
         Defendant.                   )
                                      )

            VERIFIED COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF
            --------------------------------------------------------

         Plaintiff Costa Brava Partnership III L.P. ("Costa Brava"), by and through its undersigned counsel, upon knowledge as to itself and otherwise upon information and belief, alleges for its complaint herein as follows:

                              SUMMARY OF THE ACTION
                              ---------------------

         1. By this action, plaintiff Costa Brava seeks to remedy two distinct deprivations of governance rights perpetrated against the public stockholders of defendant Bradley Pharmaceuticals, Inc. ("Bradley" or the "Company"), by the insider-controlled Class B stockholders.

         2. First, this action seeks a declaration that Leonard S. Jacob, a purported insider-appointed Class B director of Bradley, was not validly appointed to that position. Bradley's certificate of incorporation divides its common stock into two classes -- "common stock," and "Class B common stock" -- and provides that the Class B stockholders shall elect "a majority" of the Company's directors (the "Class B Directors"), while the common stock stockholders shall elect "the remainder" (the "Common Stock Directors"). In turn, Bradley's by-laws provide that newly added directorships shall be filled by majority vote of the class of directors to which each new directorship belongs. Bradley's board presently comprises nine directors, entitling the Class B shares to a majority of five directors, and the common stock to four directors. Instead, however, when a ninth directorship was added in 2005, the Class B Director-controlled board appointed Jacob as a sixth Class B Director. This appointment violated the foregoing certificate and by-law provisions and was thus invalid and void. Plaintiff seeks a declaration to that effect, and also seeks injunctive relief prohibiting Bradley from taking any board action unless and until it is properly constituted in accordance with the Company's governing documents.

         3. Second, this action seeks a declaration confirming that the Company's certificate of incorporation entitles each Class B share to one vote -- not five votes, as Bradley has publicly asserted. In 1998, when the stockholders of Bradley's predecessor New Jersey corporation approved a proposal to reincorporate in Delaware, the certificate of incorporation that was distributed to stockholders and approved by them entitled each Class B share to one vote, not five. Bradley subsequently attempted to amend this provision through a "Certificate of Correction" pursuant to 8 Del. C. ss. 103(f), but that tactic was ineffective. Thus, Plaintiff seeks declaratory relief confirming that the Class B shares are entitled to one vote, and injunctive relief prohibiting the Company from proposing or soliciting proxies for any stockholder action unless and until it has issued corrective disclosure regarding the appropriate voting power of the Class B shares, and prohibiting the Company from taking the position that the Class B shares are entitled to more than one vote per share.

                                     PARTIES
                                     -------

         4. Costa Brava, a Delaware limited partnership, owns approximately 1,562,400 Class A shares, or 9.3% of the Class A shares outstanding. At all times relevant to this action, Costa Brava has been and continues to be a stockholder of the Company.

         5. Defendant Bradley is a Delaware corporation with its principal place of business at 383 Route 46 West, Fairfield, New Jersey 07004. Bradley is a specialty pharmaceutical company that acquires, develops, and markets prescription and over-the-counter products in selected markets. Bradley was founded in 1985 by Daniel Glassman, was originally incorporated in New Jersey, and then reincorporated in Delaware in 1998. Its common stock trades on the New York Stock Exchange under the symbol "BDY."

         6. Non-party Daniel Glassman is a Class B Director. Glassman is Bradley's founder, and has served as the Company's Chairman of the Board and Chief Executive Officer since its inception in January 1985. Mr. Glassman personally controls 392,469 shares of the Class B Common Stock, or 91.3% of the Class B shares outstanding.

         7. Non-party Iris Glassman, who is Daniel Glassman's wife, is a Class B Director and serves as the Company's Treasurer. Ms. Glassman personally controls 16,403 shares of the Class B Common Stock, or 3.8% of the Class B shares outstanding. The remaining 4.9% of the Class B Common Stock outstanding is held by Bradley Glassman, who is Daniel and Ira Glassman's son.

         8. Non-parties C. Ralph Daniel, III, Andre Fedida, and Michael Fedida, are Class B Directors. Non-party Leonard S. Jacob is a purported Class B Director, appointed in February 2006.

         9. Non-parties Steven Kriegsman, William J. Murphy, and Alan Wolin are Common Stock Directors.

                               FACTUAL BACKGROUND
                               ------------------

               The Invalid Appointment of Bradley's Ninth Director
               ---------------------------------------------------

A.       The Majority Election Provision.
         -------------------------------

         10. Bradley's certificate of incorporation divides the Company's common stock into two classes, denominated "common stock" and "Class B common stock." Article IV, Section A of the Company's Certificate of Incorporation provides for the respective rights of the common stock and Class B shares. With respect to the election of directors, it provides as follows:

                  The rights, preferences, and limitations of the Common Stock and Class B Common Stock shall be equal and identical in all respects except that, unless otherwise provided by law:

                  . . .

                  b. . . . holders of Class B Common Stock shall vote
                  as a separate class to elect a majority (consisting of the sum of one plus one-half of the total number of directors) of the directors of the Corporation (who shall be known as "Class B

                  Directors"), to remove any Class B Director with or without cause at any time and to fill all vacancies among Class B Directors, and the holders of Common Stock and voting Preferred Stock, if any, shall vote together as a single class to elect the remainder of the directors of the Corporation (who shall be known as "Common Stock Directors"), to remove any Common Stock Director with or without cause at any time and to fill all vacancies among Common Stock Directors. (Emphasis added).

         11. The plain meaning of this provision (the "Majority Election Provision") is that the Class B directors are entitled to elect a majority of the total number of directors. Thus, if the total number of directors were even, e.g., if there were eight directors, then there would be five Class B Directors (one plus "one-half of the total number of directors," i.e., four) and three Common Stock Directors.

         12. If the Company's board consisted of nine directors, the plain meaning of "majority" would be the same, and the Class B stockholders would be entitled to appoint five directors. And while the Majority Election Provision adds the phrase "the sum of one plus one-half of the total number of directors," this phrase explains, and does not alter, the term "majority." The fact that the sum of "one plus one-half of the total number of directors" would be five-and-a-half, rather than five, does not allow the Class B common stockholders to add an extra director. There is no provision for "rounding up" where the calculation of "one-half of the total number of directors" yields a number greater than one integer but less than another. Any such reading would transform the meaning of "majority" to "super-majority," a term that was not used and that would have the effect of disenfranchising the Common Stock stockholders.

         13. The Company's conduct in prior years has been consistent with the plain meaning of this provision. For example, the proxy statement issued by Bradley in advance of the June 29, 2000 Annual Meeting stated that the meeting would be held:

                  To elect seven directors of the Company, three by the holders of the Common Stock of the Company voting separately as a class, and four by the holders of the Class B Common Stock of the Company voting separately as a class ....

Thus, the Class B stockholders elected "a majority" of four directors, while the common stock elected "the remainder," i.e., three directors. If the phrase "one plus one-half of the total number of directors" somehow allowed the Class B common stockholders to "round up," there would have been five Class B Directors and only two Common Stock Directors. But the Company did not take that position.

         14. Likewise, in the proxy materials issued by the Company before the Annual meetings in 2002 and 1998, the Company presented a slate of five directors, consisting of three Class B directors and two Common Stock Directors. This conduct is also inconsistent with "rounding up," which would yield four Class B Directors and only one Common Stock Director.

         15. Because there are presently nine directors on Bradley's board, the holders of Class B common stock are entitled to elect five directors, while the holders of common stock are entitled to elect four directors.

B.       Appointment Of Directors For Newly Created Directorships.
         --------------------------------------------------------

         16.      The size of Bradley's board is governed by Article III,
Section 1, of its by-laws. It provides:

                  The number of directors which shall constitute the whole board shall be at least three (3) and not more than eleven (11), with the Board of Directors to establish the number of directors from time to time.

         17. Article III, Section 2 of the Company's by-laws provides that vacancies on the board of directors, as well as newly created directorships, are to be filled by a majority of the relevant class of directors then in office:

                  Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the class of directors to be filled then in office, though less than a quorum, ... and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced.

         18. Because Article III, Section 2 of the by-laws requires that newly added directorships are to be filled "by a majority of the class of directors to be filled," any newly added directorships must be identified as Common Stock Directors or Class B Directors. This determination is governed by the underlying rights of the two classes of stockholders, as set forth in
Article IV, Section A of the Company's certificate: the right of Class B stockholders to elect "a majority" of directors, and the right of Common Stock stockholders to elect "the remainder" of directors. Any such newly created director position must then be filled by majority vote of the pertinent class of sitting directors.

C.       The 2004 Election of Directors.
         ------------------------------

         19. The Company's last annual meeting for the election of directors was held on June 15, 2004. At the time, there were eight seats on the Company's board.

         20. At the 2004 annual meeting, the Common Stock stockholders elected three directors: Steven Kriegsman, Alan G. Wolin, and Michael Bernstein. The Class B stockholders elected five directors: Daniel Glassman, Iris Glassman, Daniel Fedida, Andre Fedida, and C. Ralph Daniel.

D.       Subsequent Changes In The Board Of Directors.
         --------------------------------------------

         21. Common Stock Director Michael Bernstein subsequently resigned as a director, effective March 16, 2005. Bernstein was not immediately replaced. During that vacancy, the Class B Directors had three more votes on the board (five to two) than the Common Stock Directors.

         22. On February 10, 2006, the Company announced that two new directors had been appointed: Leonard Jacob, and William Murphy. Murphy replaced Bernstein as the third Common Stock Director, and has been mentioned in Bradley's proxy materials as a nominee for election as a Common Stock Director at the upcoming 2006 Annual Meeting.

E.       Bradley Improperly "Packs" The Board With A Sixth Class B Director.
         ------------------------------------------------------------------

         23. With the replacement of Bernstein, the Class B Directors' three-vote differential would have been reduced to two (five to three). To avoid this result, and to perpetuate their control position, the Glassman-controlled insider Class B Directors resolved to add another Class B Director. Thus, in or about February 2006, Bradley's board increased the size of the board from eight to nine directors. This newly added directorship was then filled by Jacob -- a Class B Director, who is presently listed as standing for reelection as a Class B Director at the upcoming Annual Meeting.

         24. The appointment of Jacob as an additional, sixth Class B Director was invalid. With a total board size of nine directors, the proper composition of the board under Bradley's charter consisted of a "majority" of five Class B Directors, and a "remainder" of four Common Stock Directors. The newly added directorship was thus required to be filled by a Common Stock Director, in accordance with Article III, Section 2 of the Company's by-laws. Jacob therefore has no legal right to his office.

         25. As a result of the invalid appointment, the Common Stock stockholders have been and continue to be deprived of the fourth Common Stock Director to which they are entitled.

F.       Bradley's Conduct Betrays Its Error.
         -----------------------------------

         26. On June 9, 2006, the Company filed its definitive proxy statement with the Securities and Exchange Commission ("SEC") in conjunction with the Company's long-overdue, combined 2005 and 2006 annual meeting of stockholders to be held on July 18, 2006 (the "2006 Annual Meeting").

         27. In its proxy materials, the Company sought to perpetuate its illicit creation of a super-majority of Class B Directors. The proxy stated erroneously with respect to the nine-member board that "the holders of Class B common stock are entitled to elect six of the directors, and the holders of the common stock are entitled to elect three of the directors ...." The proxy materials went on to list six nominees for Class B directors -- including Jacob -- and only three nominees for Common Stock Directors.

         28. On June 22, 2006, following a letter and litigation initiated by Costa Brava regarding the scheduling of the 2006 Annual Meeting (since voluntarily dismissed), the Company filed a Form 8-K with the SEC announcing that the Company's board of directors had resolved to reschedule the Annual Meeting (consistent with the relief sought by Costa Brava in the litigation). The Company did not designate a new date for the Annual Meeting.

         29. Subsequently, in a Form 10-Q/A filed with the SEC on July 19, 2006, the Company described its receipt of the above-referenced letter from Costa Brava and indicated, among other things, that rather than see their controlling position reduced from 6-3 to 5-4, the insider-controlled board had decided to reduce the number of directors so as to preserve their two-vote advantage (5-3):

                  While we disagree with the assertions set forth in the letter, in an effort to avoid the cost and burden of litigation, we have rescheduled our Annual Meeting originally scheduled to occur on July 18, 2006. We have also reduced the number of directors constituting our Board of Directors from nine to eight members, effective as of the date of the rescheduled Annual Meeting. At the rescheduled Annual Meeting, the holders of our common stock voting separately as a class will be entitled to elect three directors and the holders of our Class B Common Stock, voting as a class, will be entitled to elect five directors, consistent with our Certificate of Incorporation and By-Laws. (Emphasis added).

         30. As of the filing of this complaint, the Company has not provided notice to its stockholders of a date for the Annual Meeting. Nor has the Company identified the nominees for Common Stock or Class B Directors. Thus, at this time, the Company continues to be governed by an improperly constituted board consisting of six Class B Directors and three Common Stock Directors.

                 The Invalid Amendment of Bradley's Certificate
                 ----------------------------------------------

G.       Bradley's 1998 Re-Incorporation In Delaware.
         -------------------------------------------

         31. Prior to 1998, the predecessor corporation to Bradley was a New Jersey corporation known as Bradley Pharmaceuticals, Inc. ("Bradley-NJ"). In June 1998, Bradley-NJ submitted to its stockholders in advance of the 1998 Annual Meeting a proposal to reincorporate in Delaware. The proxy statement distributed to stockholders explained that if approved, "the reincorporation will be effected by a merger of [Bradley-NJ] with and into the Delaware Company [Bradley], pursuant to which [Bradley] will be the surviving corporation." A copy of the Delaware certificate of incorporation that would govern the surviving entity was attached to the proxy statement as Exhibit A.

         32. The certificate of incorporation that was attached as Exhibit A, which was the only certificate presented to stockholders for their approval in connection with the reincorporation merger, conferred only one vote per share upon both the Common Stock (then called "Class A Common Stock") and Class B Common Stock. Article IV, Section A of the certificate provided as follows:

                  A. Common Stock. This Corporation's Twenty Seven Million Three Hundred Thousand (27,300,000) shares of common stock, with a par value of $.01 per share, shall not have cumulative voting or preemptive rights and shall be entitled to one vote for each share in the election of directors and on any other matter presented to the stockholders, except to the extent provided as follows:

                  1. The authorized shares of Common Stock of the Corporation shall be divided into two classes, of which twenty-six million, four hundred thousand (26,400,000) shares shall be designated Class A Common Stock and nine hundred thousand (900,000) shares shall be designated Class B Common Stock.

                  2. The rights, preferences and limitations of the Class A Common Stock and the Class B Common Stock shall be equal and identical in all respects except that, unless otherwise provided by law, holders of Class A Common Stock and holders of Class B Common Stock shall vote together as a single class upon any and all matters submitted to the shareholders of a corporation for a vote, [except with respect to the election of directors and related matters, as discussed above]. (Emphasis added).

There was no other mention, in Article IV or elsewhere in the charter, of any matters as to which the Class B Common Stock would be entitled to more than one vote per share.

         33. At the annual meeting on July 16, 1998, the stockholders of Bradley-NJ voted to approve the merger, and the merger was then effected. Accordingly, the certificate of incorporation that was attached as Exhibit A to the 1998 proxy statement became Bradley's operative certificate. Under that governing certificate of incorporation, which was filed with the Delaware Secretary of State on July 31, 1998, the Class A and Class B shares were each entitled to one vote per share.

H.       The Invalid Certificate Of Correction.
         -------------------------------------

         34. At some point in 1998, the insider Class B stockholders focused on the fact that the certificate approved in connection with the reincorporation merger only conferred one vote per share upon the Class B shares. Because the number of outstanding shares of Class A Common Stock far outweighed the number of Class B shares -- as of June 1, 1998, there were 8,185,88 Class A shares but only 431,552 Class B shares -- the one-vote-per-share rule limited the Class B stockholders' ability to affect the result of stockholder votes and perpetuate their control over the Company. Accordingly, the Class B stockholders set out to confer five votes per share on each share of Class B Common Stock.

         35. Bradley and its insider directors understood that they could only alter the voting power of the Class B shares by amending the Company's certificate. Under 8 Del. C. ss. 242, an amendment to a certificate of incorporation requires both (i) a resolution adopted by the board of directors setting forth the proposed amendment and declaring its advisability and (ii) the approval of a majority of the outstanding stock entitled to vote on the amendment.

         36. Because such a fundamental change in the Company's governance structure would operate to the extreme detriment of the Class A stockholders, Bradley understood that the proposed charter amendment was likely to be opposed by the more-numerous Class A stockholders, and thus was unlikely to be adopted. Accordingly, Bradley decided to try an end run around the requirement of stockholder approval.

         37. To that end, on November 2, 1998, defendant Daniel Glassman executed on behalf of Bradley a document styled "Certificate Of The Certificate of Incorporation of Bradley Pharmaceuticals, Inc." (the "Certificate of Correction"). The Certificate of Correction, which cited "the authority granted by Section 103(f) of the Delaware General Corporation Law," purported to "correct" Article IV of Bradley's Certificate of Incorporation to read as follows (new language is underscored):

                  A. Common Stock. This Corporation's Twenty Seven Million Three Hundred Thousand (27,300,000) shares of common stock, with a par value of $.01 per share, shall not have cumulative voting or preemptive rights and shall be entitled to one vote for each share in the election of directors and on any other matter presented to the stockholders, except to the extent provided as follows:

                  1. The authorized shares of Common Stock of the Corporation shall be divided into two classes, of which twenty-six million, four hundred thousand (26,400,000) shares shall be designated Class A Common Stock and nine hundred thousand (900,000) shares shall be designated Class B Common Stock.

                  2. The rights, preferences and limitations of the Class A Common Stock and the Class B Common Stock shall be equal and identical in all respects except that, unless otherwise provided by law

                           a.       each share of Class A Common Stock
                           shall entitle the holder thereof to one
                           vote upon any and all matters submitted to the shareholders of the Corporation for a vote, and each share of Class B Common Stock shall entitle the holder thereof to five votes upon any and all matters submitted to the shareholders for a vote, except the election of directors, as to which each share of Class B Common Stock shall entitle the holder thereof to one vote.

                           b.       holders of Class A Common Stock
                           and holders of Class B Common Stock shall vote together as a single class upon any and all matters submitted to the shareholders of a corporation for a vote, [except with respect to the election of directors and related matters, as discussed above]. (Emphasis added).

The purported Certificate of Correction was filed with the Delaware Secretary of State on November 5, 1998.

         38. The Certificate of Correction was invalid. The cited provision of Delaware law, 8 Del. C. ss. 103(f), does not authorize a corporation to amend the text of its certificate of incorporation. Section 103(f) provides, in relevant part, as follows:

                  Whenever any instrument authorized to be filed with the Secretary of State under any provision of this title, has been so filed and is an inaccurate record of the corporate action therein referred to, or was defectively or erroneously executed, sealed or acknowledged, the instrument may be corrected by filing with the Secretary of State a certificate of correction of the instrument which shall be executed, acknowledged and filed in accordance with this section. The certificate of correction shall specify the inaccuracy or defect to be corrected and shall set forth the portion of the instrument in corrected form. [Emphasis added.]

         39. The Certificate of Correction filed by Bradley did not satisfy either of these criteria. The original certificate of incorporation filed with the Secretary of State was identical to the certificate approved by Bradley's stockholders in connection with the reincorporation merger, and accordingly was not "an inaccurate record of the corporate action therein referred to." Nor was the original certificate "defectively or erroneously executed, sealed or acknowledged."

         40. The Certificate of Correction was also facially invalid because it failed to "specify the inaccuracy or defect to be corrected." Accordingly the Certificate of Correction could not, and did not, alter the voting rights of Bradley's Class A and Class B shares.

         41. The Company nevertheless has continued to take the position that each Class B share is entitled to five votes.

         42.      Plaintiff lacks an adequate remedy at law.

                                    COUNT ONE
                                    ---------

          (Declaratory Relief -- Majority Director Election Provision)

         43. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

         44. The purported appointment of Jacob as a sixth Class B Director violated the Majority Election Provision of Bradley's charter, as well as the provisions of Article III, Section 2, of Bradley's by-laws governing the appointment of newly created directorships. The asserted appointment of a sixth Class B Director was invalid and void.

         45. As of the date of the filing of this complaint, the Company has not designated a date for the Annual Meeting. Thus, Bradley and its insider directors continue to take the position that the Company is governed, for the indefinite future, by a board consisting of six Class B Directors and only three Class A Directors.

         46. An actual and justiciable legal controversy exists between Costa Brava, on the one hand, and Bradley and its directors on the other, as to whether the Majority Election Provision and Bradley's by-laws authorized the appointment of a sixth Class B Director, or a fourth Common Stock Director.

         47. Costa Brava is entitled to a declaration (a) that so long as Bradley's Board of Directors has nine directors, the holders of Class B Common Stock are entitled to elect five Class B Directors voting as a class, while the holders of common stock, voting as a class, are entitled to elect four Common Stock Directors, and (b) that the appointment of Jacob was invalid.

                                   COUNT TWO
                                   ---------

           (Declaratory Relief -- Class B Common Stock Voting Rights)

         48. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

         49. Article IV of Bradley's original Delaware certificate of incorporation, adopted by Bradley's stockholders in connection with the 1998 reincorporation merger, provides that each Class A (now denominated Common Stock) share and each Class B share is entitled to one vote.

         50. This provision has never been validly amended or corrected. The purported Certificate of Correction filed by Bradley in 1998 was not a legitimate correction under 8 Del. C. ss. 103(f).

         51. Bradley and its directors have taken the position, including in the Company's proxy materials, that each Class B share is entitled to five votes per share.

         52. An actual and justiciable legal controversy exists as to whether Article IV of Bradley's certificate entitles each Class B share to one vote, or five votes.

         53. Costa Brava is entitled to a declaration that each Class B share is entitled to one vote per share.

                                   COUNT THREE
                                   -----------

               (Injunctive Relief -- Majority Election Provision)

         54. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

         55. Bradley and its directors have taken the position that its present board comprises six Class B Directors and three Common Stock Directors. In fact, under Bradley's certificate of incorporation and by-laws, the nine-person board must include no more than five Class B Directors, and must include four Common Stock Directors.

         56. Costa Brava and Bradley's other stockholders will suffer irreparable harm if Bradley is permitted to take board action based on its present invalid composition. Costa Brava and Bradley's other Common Stock stockholders will be deprived of the four-director representation to which they are entitled, which would constitute irreparable harm to Costa Brava and Bradley's other stockholders because it would interfere with and infringe upon their rights to have the business and affairs of their corporation managed by a board constituted as provided for in the governing documents under which Bradley reincorporated to Delaware.

         57. Costa Brava is accordingly entitled to an injunction barring Bradley and those acting in concert with it, including its directors, from taking any board action unless and until the ninth directorship is filled with a Common Stock Director who is elected or appointed in accordance with Bradley's certificate of incorporation and by-laws.

                                   COUNT FOUR
                                   ----------

            (Injunctive Relief -- Class B Common Stock Voting Rights)

         58. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

         59. Article IV of Bradley's original Delaware certificate of incorporation provides that each Class A (now denominated Common Stock) share and Class B share is entitled to one vote. This provision has never been validly corrected or amended.

         60. Costa Brava and Bradley's other stockholders will suffer irreparable harm if Bradley or its directors are permitted to take the position that the Class B shares are entitled to five votes per share. By taking the position that the Class B shares are entitled to five votes per share, Bradley and its directors have chilled and will continue to chill the potential submission of stockholder proposals by conveying the misleading impression that each of the insider Class B stockholders could cast five votes against any such proposal.

         61. Likewise, Costa Brava and Bradley's other stockholders will suffer irreparable harm if Bradley and its directors are permitted to propose stockholder action, to solicit proxies for any such action, or to conduct a stockholder vote, while taking the position that the Class B shares are entitled to five votes per share. Taking that position would interfere with and infringe upon the common stockholders' rights to participate in the corporate governance process and vote as provided for in Bradley's governing documents.

         62. Costa Brava is accordingly entitled to an injunction barring Bradley and those acting in concert with it, including its directors, from taking the position that its Class B shares are entitled to five votes and from presenting any proposals to stockholders, soliciting any proxies from stockholders, or conducting any stockholder votes in which it takes the position that the Class B shares are entitled to five votes.

         WHEREFORE, Costa Brava respectfully requests that this Court enter an order:

                  a. Declaring that so long as Bradley's Board of Directors has nine directors, the holders of Class B Common Stock are entitled to elect five Class B Directors voting as a class, while the holders of common stock, voting as a class, are entitled to elect four Common Stock Directors.

                  b. Declaring that the ninth directorship that was added by the Company in or about February 2006 was properly a Common Stock Directorship, and should have been filled by the Common Stock Directors then in office in accordance with the Company's by-laws.

                  c.       Declaring that Jacob is not a Director of Bradley;

                  d. Declaring that the three Common Stock Directors now in office are entitled to fill the ninth directorship in a manner consistent with the Company's by-laws.

                  e. Declaring that Bradley's certificate of incorporation only entitles the holders of Class B stock to one vote per share;

                  f. Enjoining Bradley and those acting in concert with it, including its directors, from taking any board action unless and until the ninth directorship is filled with a Common Stock Director who is elected or appointed in accordance with Bradley's certificate of incorporation and by-laws;

                  g. Enjoining Bradley and those acting in concert with it, including its directors, from taking the position that its Class B shares are entitled to more than one vote per share;

                  h. Enjoining Bradley and those acting in concert with it, including its directors, from presenting any proposals to stockholders, soliciting any proxies from stockholders, or conducting any stockholder votes in which it takes the position that the Class B shares are entitled to five votes;

                  i. Awarding Costa Brava its costs and expenses, including attorneys' fees, in connection with this action; and

                  j. Granting Costa Brava such other and further relief as the Court deems just and proper.


                                            /s/ KEVIN G. ABRAMS
Of Counsel:                                 ------------------------------------
                                            Kevin G. Abrams (#2375)
Andrew K. Glenn                             J. Travis Laster (#3514)
Jed I. Bergman                              Matthew F. Davis (#4696)
Kasowitz, Benson, Torres & Friedman LLP     Abrams & Laster LLP
1633 Broadway                               Brandywine Plaza West
New York, New York 10019                    1521 Concord Pike, Suite 303
(212) 506-1700                              Wilmington, Delaware 19803
                                            (302) 778-1000

                                            Attorneys for Plaintiff


Dated:  August 14, 2006